UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d – 102)

Under the Securities Exchange Act of 1934

(Amendment No. 11)1

WESTLAKE CHEMICAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

960413102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 960413102

(1)	Name of reporting person TTWF LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 92,010,554
(7) Sole dispositive power -0-
(8) Shared dispositive power 92,010,554
(9)	Aggregate amount beneficially owned by each reporting person 92,010,554 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 70.6%
(12)	Type of reporting person* PN

SCHEDULE 13G

CUSIP No. 960413102

(1)	Name of reporting person TTWFGP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 92,010,554
(7) Sole dispositive power -0-
(8) Shared dispositive power 92,010,554
(9)	Aggregate amount beneficially owned by each reporting person 92,010,554 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 70.6%
(12)	Type of reporting person* OO

SCHEDULE 13G

CUSIP No. 960413102

(1)	Name of reporting person JAMES CHAO
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 181,581
(6) Shared voting power 92,010,554
(7) Sole dispositive power 181,581
(8) Shared dispositive power 92,010,554
(9)	Aggregate amount beneficially owned by each reporting person 92,192,135 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☒
(11)	Percent of class represented by amount in Row (9) 70.8%
(12)	Type of reporting person* IN

SCHEDULE 13G

CUSIP No. 960413102

(1)	Name of reporting person DOROTHY C. JENKINS
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 61,007
(6) Shared voting power 92,010,554
(7) Sole dispositive power 61,007
(8) Shared dispositive power 92,010,554
(9)	Aggregate amount beneficially owned by each reporting person 92,071,561 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☒
(11)	Percent of class represented by amount in Row (9) 70.7%
(12)	Type of reporting person* IN

SCHEDULE 13G

CUSIP No. 960413102

(1)	Name of reporting person ALBERT CHAO
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 926,402
(6) Shared voting power 92,010,554
(7) Sole dispositive power 926,402
(8) Shared dispositive power 92,010,554
(9)	Aggregate amount beneficially owned by each reporting person 92,936,956 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares* ☒
(11)	Percent of class represented by amount in Row (9) 71.4%
(12)	Type of reporting person* IN

Item 1(a).	NAME OF ISSUER:

Westlake Chemical Corporation

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

Item 2(a).	NAME OF PERSON FILING:

This Statement is being filed by and on behalf of TTWF LP (“TTWF”), TTWFGP LLC (“TTWFGP”), James Chao (“James Chao”), Dorothy C. Jenkins (“Dorothy Jenkins”) and Albert Chao (“Albert Chao”) and together with TTWF, TTWFGP, James Chao and Dorothy Jenkins, the “Reporting Persons”). TTWF is the holder of record of 92,010,554 shares of common stock of Westlake Chemical Corporation. Two trusts for the benefit of the members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao, are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts principally for the benefit of members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao and two corporations owned, indirectly or directly, by certain of these trusts and by other entities owned by members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao. James Chao, Dorothy Jenkins, Albert Chao, TTWF and TTWFGP share voting and dispositive power with respect to the shares beneficially owned by TTWF. James Chao, Dorothy Jenkins and Albert Chao disclaim beneficial ownership of the 92,010,554 shares held by TTWF except to the extent of their respective pecuniary interest therein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The business address of each of the Reporting Persons is c/o Westlake Chemical Corporation, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2(c).	CITIZENSHIP:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. James Chao is a citizen of the United States. Dorothy Jenkins is a citizen of the United States. Albert Chao is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP NUMBER:

960413102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The percentages set forth in this Item 4 are based on there being 130,237,979 shares of Common Stock outstanding as of December 31, 2015.

TTWF LP

(a)	AMOUNT BENEFICIALLY OWNED:

92,010,554

(b)	PERCENT OF CLASS:

70.6%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote:

-0-

(ii)	shared power to vote or to direct the vote:

92,010,554

(iii)	sole power to dispose or to direct the disposition of:

-0-

(iv)	shared power to dispose or to direct the disposition of:

92,010,554

TTWFGP LLC

(a)	AMOUNT BENEFICIALLY OWNED:

92,010,554

(b)	PERCENT OF CLASS:

70.6%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote:

-0-

(ii)	shared power to vote or to direct the vote:

92,010,554

(iii)	sole power to dispose or to direct the disposition of:

-0-

(iv)	shared power to dispose or to direct the disposition of:

92,010,554

James Chao

(a)	AMOUNT BENEFICIALLY OWNED:

92,192,1351

(b)	PERCENT OF CLASS:

70.8%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote:

181,581

(ii)	shared power to vote or to direct the vote:

92,010,554

(iii)	sole power to dispose or to direct the disposition of:

181,581

(iv)	shared power to dispose or to direct the disposition of:

92,010,554

Dorothy C. Jenkins

(a)	AMOUNT BENEFICIALLY OWNED:

92,071,5612

(b)	PERCENT OF CLASS:

70.7%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote:

61,007

(ii)	shared power to vote or to direct the vote:

92,010,554

(iii)	sole power to dispose or to direct the disposition of:

61,007

(iv)	shared power to dispose or to direct the disposition of:

92,010,554

Albert Chao

(a)	AMOUNT BENEFICIALLY OWNED:

92,936,9563

(b)	PERCENT OF CLASS:

71.4%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote:

926,402

(ii)	shared power to vote or to direct the vote:

92,010,554

(iii)	sole power to dispose or to direct the disposition of:

926,402

(iv)	shared power to dispose or to direct the disposition of:

92,010,554

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATIONS:

Not applicable.

[1]	James Chao disclaims beneficial ownership of shares over which the estate of his mother has sole voting and dispositive power. James Chao disclaims beneficial ownership of shares over which his brother, Albert Chao, has sole voting and dispositive power. James Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of his pecuniary interest therein.
[2]	Dorothy Jenkins disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of her pecuniary interest therein.
[3]	Albert Chao disclaims beneficial ownership of shares over which the estate of his mother has sole voting and dispositive power. Albert Chao disclaims beneficial ownership of shares over which his brother, James Chao, has sole voting and dispositive power. Albert Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of his pecuniary interest therein.

Signature Page

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

TTWF LP By: TTWFGP LLC, its General Partner

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Representative

TTWFGP LLC

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Representative

/s/ JAMES CHAO
James Chao

/s/ DOROTHY C. JENKINS
Dorothy C. Jenkins

/s/ ALBERT CHAO
Albert Chao

Exhibit A

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 12, 2016

TTWF LP

By:	TTWFGP LLC, its General Partner

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Representative

TTWFGP LLC

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Representative

/s/ JAMES CHAO
James Chao

/s/ DOROTHY C. JENKINS
Dorothy C. Jenkins

/s/ ALBERT CHAO
Albert Chao